April 28, 2014	FILED AS CORRESPONDENCE VIA EDGAR

Mr. Edward Bartz
U.S. Securities and Exchange Commission
100 F Street NE
Washington, D.C.  20549-8626

RE:	The Westport Funds (the “Trust”) Post-Effective Amendment No. 23 under the Securities Act of 1933 and Amendment No. 25 under the Investment Company Act of 1940

Dear Ed:

Thank you for providing comments to the Trust’s registration statement amendments.  I have summarized the comments you provided below.  The Trust’s responses are included in italic font.

1.
On page 3, in the header for the Westport Select Cap Fund, please delete “Class R”, “Class I” and the ticker symbols.  Please do the same in the header for the Westport Fund on page 6.   This information is presented elsewhere in the prospectus.  Additionally, such information is not required by Form N-1A and is therefore not permitted to be included pursuant to the General Instructions to Form N-1A.

The identified information has been deleted.

2.
In the Fee and Expense Table for both funds, please revise the presentation of “Other Expenses” so that it matches the table as set forth in Item 3 of Form N-1A.  Specifically, the row titled “Total Other Expenses” should be deleted.  The total of the “Other Expenses” should be included in that row and the amount of any individual expense that makes up the “Other Expense” should be slightly indented to the left.

The Fund has revised the Fee and Expense Table for each fund as requested.

3.
With respect to the Westport Select Cap Fund and the description of the co-portfolio managers, please revise the description to clearly indicate if Messrs. Nicklin and Knuth are jointly and primarily responsible for the day to day management of the Fund as is required by instruction 1 to Item 5(b).

The description has been revised to indicate that they Messrs. Nicklin and Knuth are jointly responsible for the day-to-day management of the Fund’s portfolio.

4.	With respect to the Westport Select Cap Fund and the description of Mr. Nicklin, please clarify whether Mr. Nicklin is a Managing Director of the Adviser. This is specified for Mr. Knuth.

The revised description now clearly indicates that Mr. Nickin is a Managing Director of the Adviser.

Fund Services, Inc.
803 W. Michigan Street
Milwaukee, Wisconsin 53233

888.844.3350
414.299.2466 Fax

Umbfs..com

5.
We note there is disclosure regarding Cash Equivalents Risk on page 11.  Please also include the applicable risk disclosure regarding cash equivalents in the summary prospectus for each fund as is required by Item 4(b)(1)(i).

The Trust has inserted disclosure regarding cash equivalents risk in each summary prospectus.

If you need any additional information or have questions, please contact me at 414-299-2280.

Respectfully,

Jason D. Bartel
VP and Senior Counsel,
UMB Fund Services, Inc.

Fund Services, Inc.
803 W. Michigan Street
Milwaukee, Wisconsin 53233

888.844.3350
414.299.2466 Fax

Umbfs..com